MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2013

TABLE OF CONTENTS

INTRODUCTION	3

FORWARD-LOOKING STATEMENTS	3

CAUTIONARY NOTE TO U.S. INVESTORS	4

CORE BUSINESS	4

OVERVIEW AND OBJECTIVES	4

SECOND QUARTER HIGHLIGHTS	5

ANNUAL GENERAL AND SPECIAL MEETING	6

RENVEST CREDIT FACILITY	6

NEW YORK STOCK EXCHANGE LISTING STANDARD	6

RESTRUCTURING AND TURNAROUND PLAN	6

2013 ESTIMATED PRODUCTION AND CASH OPERATING COST	9

OPERATING MINES AND DEVELOPMENT PROJECTS	9

EXPLORATION	13

MINERAL RESOURCES AND RESERVES	14

FINANCIAL REVIEW	16

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES	19

INCOME TAXES	22

CRITICAL ACCOUNTING ESTIMATES	23

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	23

NON-IFRS PERFORMANCE MEASURES	24

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL
CONTROL OVER FINANCIAL REPORTING	27

SUBSEQUENT EVENT	27

OUTSTANDING SHARE DATA	28

CORPORATE DIRECTORY	29

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION FOR THE THREE MONTHS ENDED JUNE 30, 2013

All figures are in U.S. dollars unless otherwise indicated.

INTRODUCTION

The following discussion and analysis of operating results and financial condition of Jaguar Mining Inc., (“Jaguar” or the “Company”) contained in this Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company and the notes thereto for the three months ended June 30, 2013 and with the annual audited consolidated financial statements for the years ended 2012 and 2011. The condensed interim consolidated financial statements for the three months ended June 30, 2013 are prepared in accordance with International Accounting Standard 34 under International Financial Reporting Standards (“IFRS”). The Company reports its financial statements in U.S. dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this MD&A are as of August 6, 2013.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company’s future objectives, Measured and Indicated Mineral Resources, Proven and Probable Mineral reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in mineral reserves. Forward-Looking Statements can be identified by the use of words such as, “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project delays and cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of civil insurrection, labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2012, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov. Further information about the Company is available on its corporate website at www.jaguarmining.com.

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CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED MINERAL RESOURCES

This document includes the terms “Inferred Mineral Resources” and “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Proven or Probable Mineral Reserves.

“Inferred Mineral Resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Resource exists or is economically or legally mineable.

CORE BUSINESS

Jaguar is a corporation continued under the Business Corporations Act (Ontario) engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The Company controls 27,742 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the State of Minas Gerais, where the Company owns operating assets. In addition, Jaguar holds mineral concessions totaling 138,548 hectares in the State of Maranhão, where the Company owns the Gurupi Project and 41,204 hectares in the State of Ceará, where the Company’s Pedra Branca Project is located. The Company may consider the acquisition, exploration, development and operation of other gold properties, primarily in Brazil.

Jaguar was formed in 2002. In 2004, the Company constructed and began operating a small open-pit mine, the Sabará operation. Sabará provided initial cash flow to enable Jaguar to develop its first underground mining operation, Turmalina, where construction of a processing facility was completed in 2006. In 2007, the Company completed the construction of its second underground mining operation and processing facility, Paciência. Since 2007, Jaguar has developed four additional underground mines and completed construction of its third integrated processing facility, the Caeté Plant, which was commissioned in May 2010.

As of June 30, 2013, the Company was producing gold at its Turmalina and Caeté operations. The Company’s Paciência operation was placed on temporary care and maintenance in May 2012. Significant potential expansion includes the Company’s Gurupi Project, which contemplates an open-pit gold mining operation in the state of Maranhão in the northeast of Brazil.

Most of Jaguar’s senior management team, with the exception of the Chief Executive Officer, Chief Financial Officer and the General Counsel and Corporate Secretary, is headquartered in the city of Belo Horizonte, close to the Company’s operating assets. The proximity of senior management to the operations allows for significant operating flexibility and oversight. The Company has also consolidated its corporate management, engineering, exploration, supply and logistics teams into the same central office in Belo Horizonte. As of June 30, 2013, the Company had 1,190 employees, 1,185 of whom are based in Brazil.

Jaguar’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “JAG”.

OVERVIEW AND OBJECTIVES

The Company’s objective is to enhance shareholder value by acquiring, building, operating, improving and expanding cost-effective gold mines, by adding mineral resources and ore reserves to its existing mineral inventory and by pursuing transactions that are expected to support its growth targets.

Since its founding, Jaguar has acquired and developed a number of mining operations in Brazil. Gold production increased from zero ounces in 2002 to 102,823 ounces in 2012. Through acquisitions and subsequent exploration, the Company increased its total Measured and Indicated Mineral Resources(*) from zero ounces of gold in 2002 to 7.48 million ounces of gold by the end of 2012. The Company's total estimated Measured and Indicated Mineral Resources is 7.48 million ounces of gold contained in 176.42 million tonnes of material at an average grade of 1.32 grams per tonne, and 1.30 million ounces of Inferred Mineral Resources contained in 17.61 million tonnes of material at an average grade of 2.29 grams of gold per tonne. Mineral Resource models are undergoing revision during 2013 and after year-end reconciliation, the Mineral Resource statements are expected to be revised.

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Jaguar's gold operations, Turmalina, Caeté and Paciência, are located in the Iron Quadrangle region, a prolific greenstone belt near the city of Belo Horizonte in the state of Minas Gerais, Brazil. Belo Horizonte serves as the commercial center for Brazil's mining industry and has excellent infrastructure to support world-class mining operations. Jaguar has active exploration programs on many targets near its three underground operations in the Iron Quadrangle. These programs aim to add gold mineral resources to Jaguar's resource base.

Most of Jaguar’s primary ore bodies and development targets remain open at depth and along strike. Through its exploration programs, the Company has the potential to continue to add gold resources to its mineral inventory at its operations in Minas Gerais and at the Gurupi and Pedra Branca Projects.

(*) All Mineral Resources and Reserves stated herein are stated as of December 31, 2012.

SECOND QUARTER HIGHLIGHTS

•	Management’s proposed slate of directors was elected on June 10, 2013 at the annual general and special meeting of the shareholders (AGM);
•	Delisted from the NYSE;
•	New head of Human Resources appointed;
•	12% decline in gold prices in Q2 2013 which averaged $1,415 per ounce compared to $1,608 per ounce in Q2 2012;
•	7% decline in gold production totaling 22,503 ounces in Q2 2013 compared to 24,239 ounces in Q2 2012 (excluding Paciência);
•	9% decline in cash operating cost reaching $931 per ounce in Q2 2013 versus $1,027 per ounce in Q2 2012 (excluding Paciência);
•	14% reduction in Corporate Lost Time Injury (LTI) in Q2 2013 compared to Q2 2012;
•	88% reduction in LTI severity rate in the six months ended June 30, 2013 compared to the year ended December 31, 2012;
•	Capital spending guidance reduced from $36.6 million to $28.9 million for 2013;
•	Drawdown of the remaining $25.0 million from the Renvest Credit Facility.

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ANNUAL GENERAL AND SPECIAL MEETING

Jaguar held its annual general and special meeting (“AGM”) of the shareholders of the Company in Toronto, Canada, on June 10, 2013. The seven directors nominated by management were elected and all members of the board, with the exception of Mr. David Petroff and Mr. Frederick Hermann, are independent. Shareholders also approved an amendment to By-Law Number 2 of the Company to add an advance notice requirement for nominations of directors by shareholders in certain circumstances and the Shareholder Rights Plan Agreement of the Company as more particularly set out in the management information circular dated May 6, 2013 (“MIC”). The MIC and the AGM voting results are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

RENVEST CREDIT FACILITY

On December 17, 2012, Jaguar entered into a $30.0 million standby credit facility (the “Credit Facility”) with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the “Lender”). On January 25, 2013 (the “Closing Date”), Jaguar made an initial drawdown of $5.0 million.

On June 26, 2013, the Company finalized the drawdown of the remaining $25.0 million under the $30.0 million Credit Facility. Consistent with the terms of the Credit Facility, the Lender received a drawdown fee comprising 1,315,789 shares of Jaguar’s common stock and $500,000 in cash. The proceeds from the drawdown are available for, among other things, working capital requirements related to the Company’s Turmalina, Caeté and Paciência mining properties in Brazil.

According to the terms of the Credit Facility, interest is applied to the outstanding balance of all amounts drawn down from the Credit Facility at a fixed rate of eleven percent (11%) per annum, payable monthly in arrears. All drawdowns from the Credit Facility are fully due and payable on July 25, 2014.

NEW YORK STOCK EXCHANGE LISTING STANDARD

On June 3, 2013, NYSE Regulations, Inc. (“NYSE Regulation”) commenced proceedings to delist the common shares of the Company from the New York Stock Exchange (“NYSE”), and trading in the Company’s common shares was suspended prior to the opening on Friday, June 7, 2013. The Company’s common shares were delisted on June 17, 2013. NYSE Regulation reached its decision to delist the common shares in view of the fact that the Company’s common shares had fallen below the NYSE’s continued listing standard for an average closing price of less than $1.00 over a consecutive 30 trading day period.

The Company remains a registrant under Securities and Exchange Commission rules and continues to file required materials on EDGAR.

RESTRUCTURING AND TURNAROUND PLAN

During the second quarter of 2013, activities and major accomplishments at sites were focused on continuing the restructuring and turnaround plan at the Company’s operations in the State of Minas Gerais, Brazil.

Highlights of the work programs carried out during the quarter ended June 30, 2013 included:

•	Paciência complex - Continued on care and maintenance program. Work initiated on evaluation of Santa Isabel geology and review of remaining accessible ore zones, update geological model, review of mill plant facility and review of tailings disposal facility, all with the intent of a restart program;

•	Operations Turmalina and Caeté - Continued efforts on cost control and improving productivity;

•	Major concentration this quarter was on safety milestones. The Company worked lost time injury free for the months of May and June 2013. The Corporate Lost Time Injury (“LTI”) frequency rate for the past 12 months, as at the quarter ended June 30, 2013, was 3.05 which, while still above target, is showing a downward trend and is 14% lower than the 2012 rate;

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(*) Cumulative over the last twelve months.

•	More significantly, the severity rate (which represents days missed per LTI) for the six months ended June 30, 2013 is 234 compared with a rate of 1,944 for the year ended December 31, 2012, representing a reduction of 88%;

•	Turmalina (underground mine and plant) operations celebrated a 365-day LTI free period. Turmalina’s workforce are strong leaders in safety awareness programs and have participated in a safety blitz program at both sites, toolbox talks, scaling programs and lock out tag out programs. The Company has initiated, between both sites (Turmalina and Caeté), a “golden rules” safety awareness program, whereby production is stopped for two hours and all employees participate in the safety drive for that month;

•	Continued efforts in the implementation of a revised purchasing system led by a new purchasing manager; aiming at acquisition cost, inventory levels reductions and consumption controls;

•	Headcount stabilized as at end of second quarter maintaining the necessary operations personnel, with the trend noted in the graph presented below:

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Results from the cost reduction initiatives were favorable. Consolidated cash operating cost per ounce declined by 9% from the second quarter of 2012 to the second quarter of 2013 (excluding Paciência’s cost during the second quarter of 2012). Cash operating cost per ounce at Turmalina and Caeté declined by 18% and 2%, respectively, from the second quarter of 2012 to the second quarter of 2013.

Jaguar, during the quarter ended June 30, 2013, has continued working towards implementing further cost reductions and production efficiencies.

Key activities include continued focus on safety, further optimization of the workforce and manpower levels and continued emphasis on advanced development and definition drilling. A general Human Resources/Community Social Responsibility review has been initiated by the Company. A new head of Human Resources was recruited in June 2013. Annual negotiations with the labour unions are largely complete. Current activities at each of the mining complexes demonstrate that the operations are on their way to meeting cost and production targets. The Company believes the successful implementation of these programs will enable it to further reduce cash operating cost per ounce.

Turmalina and Caeté

Efforts continue at both sites on reduction to smaller ore and waste development headings. Reductions continue in stope dimension, intense improvements in ground control and ground control methodologies. Implementation of the external consultant’s 2012 recommendations on ground control methodology has resulted in successful applications and completion of the first sublevel stope incorporating this technology. Noted observations in ground control improvement have been observed in all areas due to this ground support work.

The program has resulted in improvements to mine dilution. These changes are being implemented concurrently with continuing operations and are expected to reduce the cash operating cost per ounce and allow for more predictable production.

Paciência

The Paciência complex continued on care and maintenance. Work was initiated on the evaluation of the Santa Isabel geology and the remaining accessible ore zones, the geological model was also updated, a review of mill plant facility was undertaken along with the tailings disposal facility, all with the intent of a restart program. Work continues in these areas but the Company’s efforts have been concentrated in Turmalina and Caeté units.

Changes in Mining Methods

Historically, access to the Company’s ore bodies has been through 5 meter by 5 meter decline ramps, haulages, crosscuts and stope development headings to accommodate 30 tonne conventional and articulated dump trucks and matching loading equipment in the stoping horizon using a modified bench cut and fill mining technique. In some places, these excavations have been prone to ground control issues, which tend to compromise excavation integrity and lead to increased safety risks and the production of excessive quantities of development waste.

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As a result of the evaluation of ground stability and control by external consultants, a comprehensive plan has been implemented based on determination of operational adjustments required to optimize excavation stability and support. This program is and continues to be a work in progress with the Company incorporating a new application of friction bolt to eliminate the use of split sets in the ore bearing areas of the stope complexes. Testing, implementation testing, as well as an application program from suppliers have resulted in a decision to move to swellex type bolts in stope areas, with conventional resin grouted rebar support along with cement grouted cables in permanent access areas such as ramps and crosscuts. This decision was made after a detailed analysis of root causes of ground control issues.

Past investigation which delineated factors that determine excavation stability were identified in extensive discussions with mine and technical services staff, including the sensitivity of potentially weak planes to bending deflection, failure mechanisms in drifts and stopes, integration of rock reinforcement and surface support in drifts and stopes, effective installation of support, excavation size, shape and orientation, drilling accuracy and blasting control.

Practical ground stability and control objectives were defined which included stopping undue ground displacement in good time, accurately delineating objective ore zones, using properly scaled equipment, drilling accurately and controlling blasting to avoid over-break and breaching of walls, identifying and deploying the appropriate equipment to ensure effective installation of support and installing all elements of support in a timely and efficient manner.

At the end of the second quarter of 2013, the Company continued to investigate optimum excavation size to keep dilution to a minimum in order to minimize costs and maximize ounces generated. Work programs continue to change operations parameters, the size and dimension of the excavations on ore, designed in a manner that does not compromise the hanging wall and footwall contacts. The objective is to reduce dilution by a minimum of 25%. Additional benefits are also expected including, but not limited to, ground control accessories reduction (due to smaller profile of drifting), improved geological control, reduced ventilation costs, reduced development costs, reduced equipment costs, improved efficiencies in mining cycles, improved safety of operations (due to new equipment and operational techniques) and reduced milling costs on a per ounce milled basis.

With the change in operating philosophy, the size of excavations in ore will be reduced to approximately 3.0 meters by 3.5 meters and the new trapezoidal shape of the excavations should not compromise the existing hanging wall and footwall units. These efforts are well advanced in Turmalina with Caeté operations.

2013 ESTIMATED PRODUCTION AND CASH OPERATING COST

The Company reiterates 2013 gold production guidance between 85,000 to 95,000 ounces and cash operating costs are expected to be in the range of $950 to $1,100 per ounce (based on an assumed exchange rate of R$2.0 per US$1.0). Capital expenditures for 2013 are anticipated to be reduced by approximately $7.7 million (by way of deferred capital expenditures to conserve cash), for a revised total of $28.9 million, of which $12.1 million is expected to be spent at Turmalina (previously targeted $12.7 million) and $15.7 million at Caeté (previously targeted $21.7 million). A Company wide effort has been made to reduce operating costs and capital costs to reflect current market conditions. The capital reductions were structured to not jeopardize operations production requirements in 2014.

OPERATING MINES AND DEVELOPMENT PROJECTS

Production and Operating Performance

The following tables set forth certain operating data for Turmalina, Caeté and Paciência for the three months ended June 30, 2013 and 2012:

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Three Months Ended June 30, 2013 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	123	3.00	88%	10,345	$78.30	$923
Caeté	148	2.96	88%	12,158	83.80	938
Total	271	2.98	88%	22,503	$81.30	$931

Six Months Ended June 30, 2013 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	231	3.15	88%	20,666	$80.30	$893
Caeté	305	3.12	88%	26,674	$78.40	$863
Total	536	3.13	88%	47,340	$79.20	$876

Three Months Ended June 30, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	154	2.35	90%	10,435	$73.70	$1,125
Caeté	160	3.05	90%	13,804	$81.10	$953
Paciência	37	1.91	87%	2,649	$140.00	$2,219
Total	351	2.62	89%	26,888	$84.00	$1,162

Six Months Ended June 30, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	312	2.18	90%	20,448	$79.50	$1,232
Caeté	315	3.06	90%	27,685	$88.20	$1,036
Paciência	170	2.15	90%	9,987	$92.30	$1,536
Total	797	2.52	90%	58,120	$85.70	$1,191

During the three months ended June 30, 2013, the Company produced a total of 22,503 ounces of gold compared to 26,888 ounces during the same period last year. The decrease in gold production for the quarter compared to the same period in 2012 was primarily attributable to the Company’s decision to place the Paciência operation under care and maintenance. Excluding Paciência’s production, total gold produced decreased 7%, from 24,239 during the second quarter of 2012 to 22,503 during the same quarter of 2013. Production for the six months ended June 30, 2013 was above target by 2%, but for the three months ended June 30, 2013 was 4% below target, due primarily to mill liner failures requiring many stops and starts for maintenance, lower head grade mill feed due to unavailability of Caeté’s Pilar mine muck and primarily issues in transportation from the Pilar mine to the Caeté plant due to road conditions from Cambota to the Vale Gongo Soco pit area. A production recovery plan is in place for the next quarter.

The cash operating cost for the three months ended June 30, 2013 was $931 per ounce as compared to $1,162 per ounce in the three months ended June 30, 2012, a reduction of 20%. Excluding Paciência’s impact, the cash operating cost in June 30, 2012 would have been $1,027 per ounce, representing a reduction of 9%, when compared to $931 for the quarter ended June 30, 2013. The chart below demonstrates the cost reduction from the quarter ended June 30, 2012 to the quarter ended June 30, 2013:

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The decrease of $96 per ounce (9%) in the Company’s cash operating cost per ounce during the quarter ended June 30, 2013, compared to the adjusted cash operating cost for the same period in 2012, was attributable to Jaguar’s ongoing cost reduction program, which reduced the cost by $41 per ounce, mainly due to reduction of labour, maintenance cost, materials and sundry services. Furthermore, the Company’s costs are mainly incurred in Brazilian reais (R$) and the change in the exchange rate of the R$ versus the US$ impacts the cost. The average exchange rates for the R$ per US$1.00 for the quarter ended June 30, 2012 and 2013 were 1.96 and 2.07 respectively, an increase of 5%. For the quarter ended June 30, 2013, the impact of the change in the exchange rate reduced the cash operating cost by $55 per ounce.

Consolidated mine development and delineation drilling totaled 3,500 meters and 13,000 meters for the Turmalina and Caeté operations respectively, for the three months ended June 30, 2013 compared to 4,400 meters and 9,900 meters of mine development and delineation drilling for the Turmalina and Caeté operations for the quarter ended June 30, 2012.

Development in primary and secondary areas was prioritized to increase production from secondary development (increase in feed tonnage to mills). Equipment availability problems resulted in shortfalls in diamond drilling meters produced, requiring additional drilling.

Turmalina

The primary mining method utilized at the Turmalina underground mine is sub level stoping with a fill program resulting in a modified “cut and fill” mining technique. Ore produced at the Turmalina mine is transported to the adjacent 2,000 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant.

During the three months ended June 30, 2013, Turmalina produced 10,345 ounces of gold at a cash operating cost of $923 per ounce. This compares to 10,435 ounces at a cash operating cost of $1,125 per ounce during the three months ended June 30, 2012. The $202 (18%) decrease in the Company’s cash operating cost per ounce during the quarter ended June 30, 2013, as compared to the same period in 2012 was mainly attributable to reduction in manpower, cost controls, reduction in excavation size and a feed grade increase, that reduced the cost by $141 per ounce. The impact of the change in the R$ / US$ exchange rate also reduced the cash operating cost by $61 per ounce. The grade control program and delineation drilling program were instrumental in contributing to the positive change in head grade.

Underground development at the Turmalina Mine totaled 1,800 meters during the quarter ended June 30, 2013 compared to 2,200 meters during the three months ended June 30, 2012. Underground delineation drilling at Turmalina totaled 8,600 meters during the three months ended June 30, 2013 compared to 3,800 meters during the three months ended June 30, 2012.

Caeté

The Caeté mining complex has two underground mines (Roça Grande and Pilar) that primarily utilize the “cut and fill” mining method as well as some “sublevel stopping” at Pilar. Ore produced from these mines is transported to the 2,200 tpd CIP processing plant adjacent to the Roça Grande mine.

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During the three months ended June 30, 2013, Caeté produced 12,158 ounces of gold at a cash operating cost of $938 per ounce. This compares to 13,804 ounces at a cash operating cost of $953 per ounce during the three months ended June 30, 2012. The decrease in gold production is mainly attributable to a decrease in mill feed resulting from production shortfalls due to transport issues and mill liner failures. The $15 (2%) decrease in the Company’s cash operating cost per ounce during the quarter ended June 30, 2013, as compared to the same period in 2012 was attributable to the impact of the change in the R$/US$ exchange rate and less maintenance costs that reduced the cash operating cost by $51 per ounce and $39 per ounce, respectively. On the other hand, the lower gold production increased the cost by $75 per ounce.

Underground development at the Pilar and Roça Grande mines totaled 1,700 meters during the three months ended June 30, 2013 compared to 2,500 meters during the three months ended June 30, 2012. Underground delineation drilling at the mines totaled 4,400 meters during the three months ended June 30, 2013, compared to 6,000 meters during the three months ended June 30, 2012.

Paciência

The Paciência operation continued on care and maintenance during the quarter ended June 30, 2013. Therefore, no gold was produced at this operation during this quarter.

No underground development or drilling work was carried out by the Company at the Paciência mine during the quarter ended June 30, 2013.

The Company has not established a timeframe to complete the Paciência remediation plans and restart production and intends to continue to focus in 2013 on optimizing production and costs at the Turmalina and Caeté operations.

Sabará

The Sabará operation continued a remediation and revegetation program started in 2012.

Gurupi Project

Work on the Gurupi Project for 2013 has been delayed as the Company continues to focus its efforts on completing the restructuring and implementation of the production programs at the Turmalina and Caeté operations.

While the Company has focused drilling and exploration on the Chega Tudo and Cipoeiro deposits, the 100% Jaguar-owned Gurupi concession includes 12 additional identified targets in 32 contiguous mineral rights totaling 138,548 hectares. These additional targets have not been included in any of the Company's Mineral Resource estimates or feasibility studies related to the Gurupi Project to date. These targets have been identified by favorable geology, structures, old artisanal mine workings, soil and channel sampling anomalies and exploration drilling. They have potential to further increase Mineral Resources at Gurupi.

Pedra Branca Project

In March 2007, Jaguar entered into an earn-in agreement with Glencore Xstrata plc. (formerly known as Xstrata plc.) to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil. The Pedra Branca Project currently has mineral rights to 10 exploration licenses and 15 pending applications for exploration licenses totaling 41,204 hectares covering a 38-kilometer section of a regional shear zone. The concessions are located in and around municipal areas with good infrastructure. The mineralized structures are open along the strike with potential for significant gold mineralization. During 2007 and 2008, Jaguar completed an exploration drilling program to test the continuity of the mineralization laterally and at depth. During 2009, Jaguar carried out geological reconnaissance in the concession area, trenching and soil geochemistry. In 2010, Jaguar continued with the exploration program, including extensive geological mapping, drainage and soil geochemistry, mapping of anomalous zones and trenching. During 2011, the trenching program data was thoroughly analyzed in order to prioritize previously identified target zones. Of the original 50-kilometer strike length, a stretch of 15 kilometers of the gold-bearing shear zone containing 18 relevant high potential targets were identified. Among the 18 mineralized zones, Mirador, Coelho, Queimadas and Igrejinha are considered high priority targets where exploratory drilling has been performed and which returned results and geological data that suggest potential for gold deposits.

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On April 24, 2012, Jaguar executed an amendment to the 2007 earn-in agreement with Glencore Xstrata to acquire the remaining 40% interest in the Pedra Branca Project. The Project, which was previously owned jointly by Jaguar and Glencore Xstrata on a 60/40 basis, is now 100% owned by Jaguar. In accordance with the terms of the amendment, Jaguar committed to: (i) cash consideration in the amount of $400,000 paid in installments in the following year ($391,000 already paid as at June 30, 2013); (ii) a Net Smelter Royalty (“NSR”) of one percent (1%) payable to Glencore Xstrata on future gold production; and (iii) rights of first refusal on any Base Metal Dominant Deposit (as defined in the amendment) discovered. Upon such discovery, Glencore Xstrata may elect to form a new company owned 30% by the Company’s wholly owned subsidiary, Mineração Serras do Oeste Ltda. (“MSOL”) and 70% by Glencore Xstrata, by paying three hundred percent (300%) of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

EXPLORATION

Exploration activity was conducted at a target called Zona Basal, located 3 kilometers west of the Turmalina plant facility, after soil gridding delineated an 800-meter strike length anomaly over a metavolcanic rock sequence. For the first quarter of 2013, auger holes and trenches over the southeast sector of the anomaly returned encouraging results. During the second quarter of 2013, a 12-hole 858m exploration diamond drilling program was implemented. A soil sampling grid delineated anomaly zones grading 100 to 621ppb gold parallel to strike. As of the date hereof, a limited sector of the main soil anomaly has been detailed by trenching and drilling, indicating mineralized metavolcanic rocks similar to those at the Turmalina Mine.

13

Selected intervals (*) from trenches and drill holes are presented as follows:

Trenching		Results	Drilling Results
Trench ID	Au Grade (g/t)	Interval (m)	Hole ID	From (m)	To (m)	Au Grade (g/t)	Interval (m)
TZB001	1.84	7.20	FZB001	15.00	19.00	3.08	4.00
TZB002	1.70	26.70	FZB004	14.00	19.00	1.57	5.00
TZB005	1.13	6.80		26.00	44.00	1.32	18.00
	1.27	9.30	FZB005	1.00	11.00	1.19	10.00
TZB009	0.98	9.40		25.00	29.00	1.25	4.00
TZB011	2.65	16.30	FZB006	6.00	10.00	1.70	4.00
TZB016	1.44	8.00	FZB007	12.00	18.00	1.71	6.00
TZB017	1.16	9.30	FZB008	9.00	17.00	2.78	8.00
TZB019	1.53	18.00	FZB009	19.00	21.00	6.77	5.00
TZB023	0.95	35.60		32.00	38.00	1.57	6.00
TZB025	2.48	23.20	FZB011	45.00	49.00	4.00	2.17
TZB026	1.71	28.00	FZB012	17.00	27.00	2.81	10.00

 (*) Not all intervals represent true width.

Jaguar intends to continue exploration at this target, in order to complete an Exploration Report to be filed with the Brazilian Federal authority for mineral rights “DNPM”, as an application for a mining license for this mineral right.

MINERAL RESOURCES AND RESERVES

In March 2013, the Company completed an internal reconciliation of its Mineral Resources and Reserves. Wilson Miola, Jaguar’s Director of Engineering and Qualified Person, prepared and supervised the internal reconciliation. The tables below set forth Mineral Resource and Reserve estimates for the Turmalina, Caeté and Paciência properties and the Gurupi Project as of December 31, 2012.

At its operations in Minas Gerais in the southeast of Brazil, the Company has an estimated 3.96 million ounces of Measured and Indicated Mineral Resources contained in 33.79 million tonnes of material at an average grade of 3.65 grams of gold per tonne, and 1.13 million ounces of Inferred Mineral Resources contained in 9.89 million tonnes of material at an average grade of 3.55 grams of gold per tonne. Estimated Proven and Probable Mineral Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 1.65 million ounces of gold contained in 17.07 million tonnes of ore at an average grade of 3.01 grams per tonne.

At its Gurupi Project in the northeast of Brazil, Jaguar has an estimated 3.52 million ounces of Measured and Indicated Mineral Resources contained in 142.64 million tonnes of material at an average grade of 0.77 grams of gold per tonne, and 0.17 million ounces of Inferred Mineral Resources contained in 7.72 million tonnes of material at an average grade of 0.67 grams of gold per tonne. Estimated Probable Mineral Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 2.33 million ounces of gold contained in 63.76 million tonnes of material at an average grade of 1.14 grams per tonne. These Probable Reserves are as of the Feasibility Study of 2011 and do not contemplate the increase in Mineral Resources of the 2012 Mineral Resource base.

In total, Jaguar has an estimated 7.48 million ounces of Measured and Indicated Mineral Resources contained in 176.42 million tonnes of material at an average grade of 1.32 grams of gold per tonne, and 1.30 million ounces of Inferred Mineral Resources contained in 17.61 million tonnes of material at an average grade of 2.29 grams of gold per tonne. Estimated Proven and Probable Mineral Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 3.98 million ounces of gold contained in 80.82 million tonnes of ore at an average grade of 1.53 grams per tonne.

Mineral Resources and Reserves models are undergoing revision during 2013, and after year end reconciliation, the Mineral Resources and Reserves statements are expected to be revised.

14

Table 1 - Summary of Mineral Resources (1)

									RESOURCES
	RESOURCES (tonnage in metric tonnes and grades in grams/tonne)								(ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred
Southeastern Brazil
Paciência
Santa Isabel(2)	2,662,630	3.31	767,560	2.81	3,430,190	3.20	812,230	3.61	352,740	94,280
Other (3) (4)	1,312,560	3.84	1,567,000	3.97	2,879,560	3.91	500,000	5.00	362,100	80,390
Other(5) (6)	232,300	7.11	930,700	4.66	1,163,000	5.15	248,200	4.87	192,460	38,870
Total	4,207,490	3.69	3,265,260	3.89	7,472,750	3.78	1,560,430	4.26	907,300	213,540
Caeté Project
Pilar(7)	2,376,590	2.96	4,387,090	2.57	6,763,680	2.70	2,580,550	2.47	587,560	204,980
Roça Grande(7)	3,864,990	2.91	5,130,660	3.66	8,995,650	3.34	2,036,890	3.28	966,820	214,550
Other(8) (4)	529,000	5.48	530,000	5.83	1,059,000	5.66	330,000	6.04	192,560	64,070
Other(9) (6)	190,000	7.19	886,800	4.05	1,076,800	4.60	672,600	4.26	159,410	92,060
Total	6,960,580	3.24	10,934,550	3.36	17,895,130	3.31	5,620,040	3.19	1,906,350	575,660
Turmalina
Faina (10)	71,260	6.72	3,206,230	4.13	3,277,490	4.19	1,190,920	3.57	440,470	136,710
Pontal(10)	119,600	2.81	949,900	3.32	1,069,500	3.27	142,400	2.76	112,450	12,640
Ore Body A (11)	1,137,420	6.57	786,610	4.48	1,924,030	5.72	525,310	4.39	353,000	74,150
Ore Body B(11)	342,800	3.50	546,300	3.50	889,100	3.50	357,550	5.18	99,890	59,550
Ore Body C(11)	371,790	4.19	886,700	3.21	1,258,490	3.50	495,320	3.62	141,370	57,650
Total	2,042,870	5.41	6,375,740	3.87	8,418,610	4.24	2,711,500	3.91	1,147,180	340,700
Total Southeastern Brazil	13,210,940	3.72	20,575,550	3.60	33,786,490	3.65	9,891,970	3.55	3,960,830	1,129,900

Northeastern Brazil
Gurupi
Cipoeiro (12)	25,734,250	0.78	58,494,460	0.87	84,228,710	0.84	7,041,480	0.67	2,272,980	151,930
Chega Tudo (12)	20,923,100	0.66	37,484,470	0.67	58,407,570	0.66	677,810	0.62	1,246,430	13,410
Total Northeastern Brazil	46,657,350	0.72	95,978,930	0.79	142,636,280	0.77	7,719,290	0.67	3,519,410	165,340
TOTAL	59,868,290	1.38	116,554,480	1.29	176,422,770	1.32	17,611,260	2.29	7,480,240	1,295,240

Table 2 - Summary of Estimated Mineral Reserves

	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Southeastern Brazil
Paciência
Santa Isabel(2)	2,439,390	2.96	703,850	2.52	3,143,240	2.86	289,400
Caeté
Pilar(7)	1,921,230	2.61	3,577,720	2.29	5,498,950	2.40	424,760
Roça Grande(7)	1,762,800	2.71	3,048,830	3.42	4,811,630	3.16	488,970
Total	3,684,030	2.66	6,626,550	2.81	10,310,580	2.76	913,730
Turmalina
Ore Body A(11)	1,007,140	5.59	697,430	3.82	1,704,570	4.87	266,930
Ore Body B(11)	303,560	2.96	486,460	2.99	790,020	2.98	75,700
Ore Body C(11)	328,020	3.55	789,230	2.72	1,117,250	2.96	106,540
Total	1,638,720	4.69	1,973,120	3.18	3,611,840	3.86	449,170
Total Southeastern Brazil	7,762,140	3.18	9,303,520	2.87	17,065,660	3.01	1,652,300

Northeastern Brazil
Gurupi Project
Cipoeiro(13)	-	-	45,043,500	1.20	45,043,500	1.20	1,734,860
Chega Tudo(13)	-	-	18,713,200	0.99	18,713,200	0.99	593,070
Total Northeastern Brazil	-	-	63,756,700	1.14	63,756,700	1.14	2,327,930
TOTAL	7,762,140	3.18	73,060,220	1.36	80,822,360	1.53	3,980,230

15

Notes to Tables 1 and 2

(1)	Mineral Resources listed include Mineral Reserves. Some columns and rows may not total due to rounding.
(2)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007.
(3)	Rio de Peixe, Bahú, and Marzagão.
(4)	TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 23, 2004.
(5)	Palmital, Ouro Fino, Quati, BIF Norte, and Bocaina.
(6)	TechnoMine NI 43-101 Multi-Target Resource Estimate Technical Report filed on SEDAR on June 21, 2011.
(7)	TechnoMine NI 43-101 Amended Feasibility Study Technical Report on the Caeté Gold Project filed on SEDAR on March 21, 2011.
(8)	Juca Vieira and Morro do Adão.
(9)	Boa Vista, Fernandes, Camará I, Camará II, and Serra Paraíso.
(10)	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Mining Complex filed on SEDAR on November 9, 2011.
(11)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Turmalina Phase I Expansion Project filed on SEDAR on September 11, 2008.
(12)	SRK resource estimate on the Gurupi Project announced by the Company on July 30, 2012.
(13)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Gurupi Project filed on SEDAR on January 31, 2011.

Although Jaguar has carefully prepared and verified the Mineral Resource and Reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information and no assurance can be given that the indicated level of gold will be produced. Estimated mineral reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold as well as increased production costs or reduced recovery rates and other factors may render the present Proven and Probable Mineral Reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s 2012 Annual Information Form dated March 20, 2013 and available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

FINANCIAL REVIEW

During the quarter ended June 30, 2013, the market price of gold (London PM Fix) traded in a range from $1,584 to $1,192 and averaged $1,415 per troy ounce. This was approximately 12% lower than the average price for the quarter ended June 30, 2012 which was $1,608 and traded in a range from $1,678 to $1,540. Gold prices were volatile during the quarter and have continued to be influenced by interest rates, uncertainty in the credit and financial markets, political unrest and financial distress in the United States, Europe, Japan and the Middle East, investment patterns around the world, physical demand and inflation expectations and other global economics factors.

The Company reports its financial statements in US$. However, a significant portion of the Company’s expenses are incurred in either Cdn$ or R$. The average rates of exchange for the Cdn$ per US$1.00 for the quarter ended June 30, 2013 and 2012 were 1.02 and 1.01, respectively. The average rates of exchange for the R$ per US$1.00 for the quarter ended June 30, 2013 and 2012 were 2.07 and 1.96, respectively.

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Three Months Ended
	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
($ in 000s, except per share amounts)	2013	2013	2012	2012	2012	2012	2011	2011
Net sales	$32,427	$41,170	$36,511	$38,412	$46,535	$50,972	$57,398	$70,041
Net income (loss)	(64,041)	(6,926)	(49,371)	(21,625)	(16,350)	2,809	(33,661)	(51,272)
Basic income (loss) per share	(0.74)	(0.08)	(0.58)	(0.26)	(0.19)	0.03	(0.40)	(0.61)
Diluted income (loss) per share	(0.74)	(0.08)	(0.58)	(0.26)	(0.19)	0.03	(0.40)	(0.61)

Net sales have trended lower over the previous quarters due to lower production levels at the Company’s Turmalina and Caeté operations and the shutdown of the Paciência operation, and due to the reduction of the average gold price during the last quarter.

16

Summary of Key Operating Results

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
($ in 000s, except per share amounts)
Gold sales	$32,427	$46,535	$73,597	$97,507
Ounces sold	22,920	28,933	48,236	59,071
Average sales price $ / ounce	1,415	1,608	1,526	1,651
Cash operating cost $ / ounce	931	1,162	919	1,128
Gross profit (loss)	336	(5,044)	10,717	(8,722)
Net loss	(64,041)	(16,350)	(70,967)	(13,541)
Basic loss per share	(0.74)	(0.19)	(0.83)	(0.16)
Diluted loss per share	(0.74)	(0.19)	(0.83)	(0.16)
Weighted avg. # of shares outstanding - basic	86,099,006	84,409,648	85,030,324	84,409,648
Weighted avg. # of shares outstanding - diluted	86,099,006	84,409,648	85,030,324	84,409,648

Quarter Ended June 30, 2013 Compared to June 30, 2012

Gold sales for the quarter ended June 30, 2013 decreased $14.1 million or 30% from the quarter ended June 30, 2012 mainly due to the transition of the Paciência operation to care and maintenance and the decrease in gold price. Excluding Paciência from the analysis, gold sales decreased 11% or 2,798 ounces, as set out below:

Gold Sales by Mine (oz)	Three Months Ended June 30,
	2013	2012
Turmalina	10,061	11,252
Caeté	12,859	14,466
Paciência	-	3,215
Total	22,920	28,933

The average realized gold price decreased 12% to $1,415 per ounce for the second quarter of 2013 from $1,608 per ounce in the same quarter in 2012.

The Company reported a gross profit of $336,000 for the quarter ended June 30, 2013 compared to a gross loss of $5.0 million for the quarter ended June 30, 2012. The increase in gross profit for the quarter ended June 30, 2013 versus the same period in 2012 was primarily due to Jaguar’s ongoing cost reduction program.

The gross profit represents 1% of the total gold sales in the quarter ended June 30, 2013, compared to -35% in the quarter ended June 30, 2012.

17

Review of Certain Operating Expenses and Other Income and Expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
($ in 000s)
Stock-based compensation expense (recovery)	$60	(1,788)	282	(2,638)
Administration	4,759	2,601	8,973	8,946
Other operating expenses	1,629	590	4,612	991
Derivative loss (gain)	3	(114)	(479)	(114)
Conversion option embedded in convertible debt gain	(3,041)	(57,427)	(4,164)	(71,752)
Foreign exchange loss	4,683	7,685	4,037	4,511
Interest expense	8,072	7,077	16,246	14,201
Interest income	(253)	(566)	(514)	(2,424)
Impairment of properties	46,834	47,692	46,834	47,692
Paciência expense	746	-	1,454	-

Stock-based compensation expense varies depending upon fluctuations in Jaguar’s share price, as well as the timing of the vesting of Jaguar’s stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), and share appreciation rights (“SARs”). The stock-based compensation expense for the quarter ended June 30, 2013 includes recoveries of $24,000 for RSUs, $59,000 for DSUs and $7,000 for SARs, and expenses of $150,000 for stock options.

Administration expenses include legal and accounting costs, costs to maintain offices and personnel, and costs associated with being a publicly-traded company, on a regular basis and also include restructuring expenses to implement the turnaround plan, mainly specific legal fees and consulting expense. During the quarter ended June 30, 2013, the Company reduced its floor space by four floors to further reduce administrations costs in the Belo Horizonte office. The breakdown of the administration expense between regular expenses and restructuring expenses are summarized below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Restructuring expenses	$617	$1,096	$865	$2,035
Reversal of accruals	-	(2,934)	-	(2,934)
Regular administration expenses	4,142	4,439	8,108	9,845
Total Administration expenses	4,759	2,601	8,973	8,946

Other operating expenses include an increase in provisions of approximately $1.1 million relating to legal matters in Brazil during the quarter ended June 30, 2013 (a reduction of $352,000 during the quarter ended June 30, 2012). The Company had approximately 528 labour claims outstanding at quarter end which are being disputed through various court actions. In the normal course of operations, the Company may be subject to lawsuits and other claims, including environmental, labour and other matters. The ultimate outcome or actual cost of settlement may vary significantly from management estimates.

The Company recognized a loss of $3,000 for the quarter ended June 30, 2013 on forward foreign exchange contracts. No foreign exchange contracts were outstanding as at June 30, 2013. The average price of the US$ strengthened against the R$ from 1.96 for the quarter ended June 30, 2012 to 2.07 for the quarter ended June 30, 2013. The closing price of the US$ against the R$ was 2.22 as at June 30, 2013 compared to 2.02 as at June 30, 2012 (see “Risk Management Policies – Hedging”).

The conversion option component embedded in the 4.5% and 5.5% convertible notes is treated as a derivative liability and recorded at fair value using the Crank-Nicolson valuation model. The valuation model requires inputs, such as the Company’s common share price, volatility and credit spread. The change in fair value is a non-cash item which is recorded in the statement of operations and comprehensive loss. During the quarter ended June 30, 2013, a gain of $3.0 million was recognized compared to a gain of $57.4 million during the quarter ended June 30, 2012.

18

A foreign exchange loss of $4.7 million was recognized during the quarter ended June 30, 2013, versus a loss of $7.7 million during the quarter ended June 30, 2012. The foreign exchange losses on recoverable tax assets were offset by foreign exchange gains on reclamation provisions, and deferred tax liabilities. The foreign exchange gains and losses are due to changes in the R$ and Cdn$ versus the US$.

Interest expense increased from $7.1 million during the quarter ended June 30, 2012 to $8.1 million for the quarter ended June 30, 2013. Included in interest expense for the quarter ended June 30, 2013 is $3.8 million of non-cash interest expense relating to the amortization of the discounts and financing costs on the convertible notes and the Renvest credit facility (quarter ended June 30, 2012 - $3.4 million).

Interest income decreased to $253,000 during the quarter ended June 30, 2013 from $566,000 during the quarter ended June 30, 2012. Interest income was earned on deposits held in banks in Canada, the United States and Brazil.

During the quarter ended June 30, 2013, the Company updated its impairment test due to decreases in gold prices. This reassessment generated an impairment charge of $46.8 million, being $3.9 million related to the Paciência project, $17.8 million related to the Turmalina project and $25.1 million for the Caeté project (as at June 30, 2012 $47.7 million – Paciência project only).

The Company recorded a $746,000 expense related to Paciência during the quarter ended June 30, 2013 ($nil during the quarter ended June 30, 2012), which includes severance costs, labour and services on site and ongoing care and maintenance costs relating to the plant and mine.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
($ in 000s)
Operating activities	$(131)	$572	$10,940	$(5,568)
Financing activities	17,612	(5,590)	18,824	(3,921)
Investing activities	(6,651)	(13,170)	(14,107)	(37,296)
Effect of foreign exchange on non-US$
denominated cash and cash equivalents gain (loss)	(154)	269	(452)	4,254
Increase (decrease) in cash for the period	10,676	(17,919)	15,205	(42,531)
Beginning cash balance	18,385	49,863	13,856	74,475
Ending cash balance(1)	$29,061	$31,944	$29,061	$31,944

(1) Cash balance excludes $109,000 of restricted cash on June 30, 2013 and $909,000 on June 30, 2012.

As at June 30, 2013 and 2012, the Company had cash and cash equivalents of $29.1 million and $31.9 million, respectively.

Cash flow from operating activities consumed $131,000 of cash during the quarter ended June 30, 2013, compared to $572,000 generated during the quarter ended June 30, 2012.

Cash flow from financing activities generated $17.6 million of cash during the quarter ended June 30, 2013, compared to $5.6 million consumed during the quarter ended June 30, 2012, mainly due to the drawdown of the remaining $25.0 million from the Renvest credit facility.

Investing activities consumed $6.7 million of cash during the quarter ended June 30, 2013 compared to $13.2 million for the quarter ended June 30, 2012. The funds were primarily used for underground development, equipment improvement and replacement throughout the Company’s operations in Minas Gerais.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $154,000 unrealized loss during the quarter ended June 30, 2013 compared to a $269,000 unrealized gain during the quarter ended June 30, 2012. This reflects the fluctuations of the R$ and Cdn$ versus the US$ during the respective periods.

19

Cash Requirements – Capital Spending Program

	Three months ended June 30, 2013	Six months ended June 30, 2013	Remainder of 2013	Updated Estimate for 2013
($ in 000s)
Turmalina	$1,130	$5,089	$7,007	$12,096
Caeté	5,390	9,147	6,555	15,702
Gurupi Project	31	93	238	331
Other spending	100	291	489	780
Total capital spending	$6,651	$14,620	$14,289	$28,909

The Company intends to actively and closely monitor its cash position and manage its working capital. The Company has, and will continue to consider all of its options to maintain and raise capital when, and as needed, including selling assets and issuing debt or equity securities.

In light of the recent reduction in the price of gold, the Company is re-examining all sources and uses of cash with a view to reducing net cash outlays while maintaining the turnaround efforts. At present, up to $7.7 million in capital outlays have been identified for deferral from 2013 into 2014.

Total Capital Spending

	Three months ended June 30, 2013	Six months ended June 30, 2013
($ in 000s)
Mine development	$1,196	5,606
Sustaining (equipment and services)	769	2,281
Sustaining (engineering)	4,289	5,793
Exploration	365	858
Others	32	82
Total capital spending	$6,651	$14,620
Amount paid in cash	6,651	14,620

The primary use of capital during the quarter ended June 30, 2013 was mine development and sustaining capital to maintain existing operations.

20

Contractual Obligations

The Company’s contractual obligations as of June 30, 2013 are summarized as follows ($ in 000s):

Commitments	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
($ in 000s)
Financial Liabilities
Notes payable
Principal	$25,400	$201,949	$103,689	$-	$331,038
Interest	13,951	18,836	2,862	-	35,649
	$39,351	$220,785	$106,551	$-	$366,687
Other Commitments
Operating lease agreements	$186	$-	$-	$-	$186
Suppliers' agreements
Mine operations(1)	2,074	-	-	-	2,074
Reclamation provisions(2)	4,048	3,395	4,054	13,284	24,781
	$6,308	$3,395	$4,054	$13,284	$27,041

Total	$45,659	$224,180	$110,605	$13,284	$393,728

(1)	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
(2)	Reclamation provisions are not adjusted for inflation and are not discounted.

Balance Sheet Highlights

	June 30, 2013	December 31, 2012
($ in 000s)
Current assets	$70,761	$60,310
Long-term assets	387,368	443,565
Total assets	$458,129	$503,875

Current liabilities	$78,323	$81,629
Long-term liabilities	295,676	268,443
Total liabilities	$373,999	$350,072

The condensed interim consolidated financial statements have been prepared on a going concern basis (see Note 2 to the June 30, 2013 Condensed Interim Consolidated Financial Statements).

Working capital increased $13.7 million from ($21.3) million at December 31, 2012 to ($7.6) million at June 30, 2013. During the three months ended June 30, 2013, the Company invested $6.6 million for capital expenditure using short-term resources (see “Total Capital Spending”).

The Company arranged a $30.0 million standby credit facility during the fourth quarter of 2012. On January 25, 2013, Jaguar made an initial drawdown of $5.0 million (see “Renvest Credit Facility”) to use for, among other things, as working capital for the Turmalina, Caeté and Paciência mining properties. On June 26, 2013, Jaguar made a drawdown of the remaining $25.0 million.

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Risk Management Policies – Hedging

Forward Foreign Exchange Contracts – Derivative Financial Instruments

As at June 30, 2013, the Company had no outstanding forward foreign exchange contracts. The statement of operations and comprehensive loss includes the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
($ in 000s)
Unrealized (gain) loss	$141	$(114)	$43	$(114)
Realized (gain)	(138)	-	(522)	-
Total	$3	$(114)	$(479)	$(114)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits. The Company closely monitors exchange rates and, as deemed appropriate by management, may enter into forward currency contracts with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments. The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Recoverable Taxes

The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various structures. The Company is currently working on several initiatives to obtain exemption of taxes in certain transactions and to accelerate the process of recovering existing credits. As at June 30, 2013, total recoverable taxes denominated in Brazilian reais amounted to R$126.3 million, equivalent to approximately $57.0 million (December 31, 2012 - R$134.7 million, equivalent to approximately $63.5 million).

During the quarter ended June 30, 2013, the Company sold $5.3 million ($700,000 during the quarter ended December 31, 2012) of ICMS (VAT) credits to another taxpayer, reduced by a discount rate of approximately 13%, and used $2.0 million of recoverable federal tax credits to offset tax payable, mainly related to payroll taxes.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

INCOME TAXES

The Company recorded an income tax expense of $150,000, for the three months ended June 30, 2013, compared to an income tax recovery of $3.9 million for the three months ended June 30, 2012. The income tax provision reflects a current income tax expense of $661,000 and a deferred income tax recovery of $511,000. This compares to a current income tax expense of $302,000 and a deferred income tax expense of $3.6 million for the three months ended June 30, 2012. The income tax expense of $150,000 for the three months ended June 30, 2013 primarily relates to the deferred tax impact of the strengthening of the US$ during the quarter and withholding taxes on the inter-company debt interest offset by the deferred tax recovery relating to the impairment of the Turmalina property.

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The consolidated balance sheet reflects a current tax liability of $15.8 million as at June 30, 2013 and $15.5 million as at December 31, 2012; and a deferred income tax liability of $5.5 million as at June 30, 2013 and $6.6 million as at December 31, 2012.

The income tax provision is subject to a number of factors, including the allocation of income between different countries, different tax rates in various jurisdictions, the non-recognition of tax assets, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

The Company has approximately $84.0 million of tax losses available for carryforward in Canada and $99.0 million of tax losses available for carryforward in Brazil, which can be carried forward indefinitely. However, only 30% of taxable income in Brazil in one year can be applied against the loss carryforward balance.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provision, derivatives, option component of convertible notes, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain. Changes in those estimates could materially impact the Company’s condensed interim consolidated financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized are discussed in Note 2(d) of the Company’s December 31, 2012 annual consolidated financial statements which are available on SEDAR and EDGAR.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The accounting policies applied in the interim condensed consolidated financial statements as at June 30, 2013, are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2012, with the exception of the following standards and interpretations adopted in 2013:

Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) introduces a new approach to determining which investees should be consolidated, and provides a single model to be applied in the control analysis for all investees. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 was effective for the annual period beginning on January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 10.

Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”), published in May 2011, replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 changes the accounting for joint ventures and removes the free choice between using the equity method and using proportionate consolidation. IFRS 11 was effective for reporting years beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 11.

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Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosures for entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. IFRS 12 was effective for annual periods beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 12.

Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”), published in May 2011, provides a single source of guidance for defining fair value, measuring fair value, and disclosing fair value measurements. IFRS 13 was effective for annual periods beginning on or after January 1, 2013. This standard is adopted prospectively as of the beginning of the 2013 annual period. There was no impact on the Company’s financial statements upon adoption of IFRS 13.

Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued by the IASB to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current “stripping activity asset”. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 was effective for reporting years beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRIC 20.

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures cash operating margin per ounce of gold, cash operating cost per tonne processed and cash operating cost per ounce processed in this document. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Average sales price per oz of gold	$1,415	1,608	1,526	1,651
less
Cash operating cost per oz of gold produced	931	1,162	876	1,191
equals
Cash operating margin per oz of gold	$484	$446	$650	$460

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Summary of Cash Operating Cost per Tonne Processed
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Production costs per statement of operations(1)	$20,751,000	$33,786,000	$41,692,000	$71,384,000
Change in inventory (2)	1,281,300	(4,302,000)	681,000	(3,081,100)
Operational cost of gold produced (3)	22,032,300	29,484,000	42,373,000	68,302,900
divided by
Tonnes processed	271,000	351,000	535,000	797,000
equals
Cost per tonne processed	$81.30	$84.00	$79.20	$85.70

Turmalina Plant Cash Operating Cost per Tonne Processed
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Production costs	$9,273,000	$13,409,000	$18,880,000	$25,938,000
Change in inventory (2)	356,900	(2,067,000)	(330,700)	(1,122,100)
Operational cost of gold produced (3)	9,629,900	11,342,000	18,549,300	24,815,900
divided by
Tonnes processed	123,000	154,000	231,000	312,000
equals
Cost per tonne processed	$78.30	$73.70	$80.30	$79.50

Caeté Plant Cash Operating Cost per Tonne Processed
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Production costs	$11,478,000	$14,252,000	$22,812,000	$27,951,000
Change in inventory (2)	924,400	(1,288,000)	1,011,700	(161,000)
Operational cost of gold produced (3)	12,402,400	12,964,000	23,823,700	27,790,000
divided by
Tonnes processed	148,000	160,000	304,000	315,000
equals
Cost per tonne processed	$83.80	$81.10	$78.40	$88.20

Paciência Plant Cash Operating Cost per Tonne Processed
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Production costs	$-	$6,125,000	$-	$17,495,000
Change in inventory [2]	-	(947,000)	-	(1,798,000)
Operational cost of gold produced [3]	-	5,178,000	-	15,697,000
divided by
Tonnes processed	-	37,000	-	170,000
equals
Cost per tonne processed	$-	$140.00	$-	$92.30

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Summary of Cash Operating Cost per Ounce of Gold Produced
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Production costs per statement of operations(1)	$20,751,000	$33,786,000	$41,692,000	$71,384,000
Change in inventory (2)	201,639	(4,209,493)	(218,463)	(2,162,606)
Operational cost of gold produced (3)	20,952,639	29,576,507	41,473,537	69,221,394
divided by
Gold produced (oz)	22,503	26,888	47,339	58,120
equals
Cost per oz of gold produced	$931	$1,162	$876	$1,191

Turmalina Plant Cash Operating Cost per Ounce of Gold Produced
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Production costs	$9,273,000	$13,409,000	$18,880,000	25,938,000
Change in inventory (2)	275,435	(1,673,910)	(425,262)	(738,285)
Operational cost of gold produced (3)	9,548,435	11,735,090	18,454,738	25,199,715
divided by
Gold produced (oz)	10,345	10,435	20,666	20,448
equals
Cost per oz of gold produced	$923	$1,125	$893	$1,232

Caeté Plant Cash Operating Cost per Ounce of Gold Produced
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Production costs	$11,478,000	$14,252,000	$22,812,000	$27,951,000
Change in inventory (2)	(73,796)	(1,103,861)	206,799	730,818
Operational cost of gold produced (3)	11,404,204	13,148,139	23,018,799	28,681,818
divided by
Gold produced (oz)	12,158	13,804	26,673	27,685
equals
Cost per oz of gold produced	$938	$953	$863	$1,036

Paciência Plant Cash Operating Cost per Ounce Produced
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Production costs	$-	$6,125,000	$-	$17,495,000
Change in inventory [2]	-	(1,431,723)	-	(2,155,139)
Operational cost of gold produced [3]	-	4,693,277	-	15,339,861
divided by
Gold produced (oz)	-	2,649	-	9,987
equals
Cost per oz of gold produced	$-	$2,219	$-	$1,536

(1)	Production costs do not include cost of goods sold adjustment of approximately $2.4 million, royalties of $480,000 and CFEM tax of $320,000 for the three months ended June 30, 2013. The cost of goods sold adjustment includes an inventory write-down expense of $2.1 million and $123,000 of idle capacity adjustments for the three months ended June 30, 2013.

(2)	Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

(3)	The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (as such term is defined under rules adopted by the U.S. Securities Exchange Commission and National instrument 52-109 as issued by the Canadian Securities Administrator). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes during the three months ended June 30, 2013 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENT

On July 30, 2013, Daniel Titcomb (“Titcomb”), the Company’s former President and Chief Executive Officer, and a group of former officers, a former Director and a former related party, filed a complaint in New Hampshire against the Company and selected current and former directors (the “Named Directors”) of the Company. Among other items, the complaint alleges wrongful termination of Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding the possible change of control of Jaguar which ended May 8, 2012. The Company and the Named Directors have not been served with this complaint.

Brazilian Resources, Inc. (“BZI”) failed to pay to the Company on December 31, 2012 an amount of $197,872 by way of a note payable and has yet to pay R$387,839 (approximately $175,049 as at June 30, 2013) in respect of a Brazilian labor court settlement. The Company is pursuing redress through court action.

By way of background, on August 7, 2008, Brazilian Resources Inc. (“BZI”) and IMS Empreendimentos Ltda. (“IMS”), both former related parties of Jaguar as they had common directors or officers, guaranteed the payment of a Net Smelter Royalty (“NSR”) due from Prometálica Mineração Ltda. (“PML”) to Mineração Serras does Oeste Ltda. (“MSOL”), a wholly-owned subsidiary of Jaguar. On September 26, 2011, there was an agreement to amend the guarantee of the NSR. This agreement converted the obligation of PML for payment of the NSR to an obligation by BZI and IMS Empreendimentos Ltda. (“IMS”) to MSOL. BZI’s portion of this obligation amounted to $593,618 and was payable in three equal installments of $197,872 plus interest at 4% per annum. The installments were due December 31, 2011, 2012 and 2013. The December 31, 2011 payment due from BZI was received by Jaguar’s subsidiary MSOL on March 28, 2012 while the December 31, 2012 payment remains in default. In March 2013, MSOL brought suit against BZI in the Merrimack Superior Court in New Hampshire, United States of America claiming breach of the agreement and seeking damages for the unpaid amount. On August 2, 2013, the Merrimack Superior Court dismissed the action in New Hampshire on the grounds that it should be filed in Brazil. However, the Court also entered an order approving a stipulation that awarded MSOL a pre-judgment attachment on BZI office property in Concord, New Hampshire, currently valued at $838,000, as security for MSOL’s continued legal efforts to obtain payment of the note in default. All payments due from IMS in regard to their obligations in this matter have been received in full and on time. MSOL intends to initiate a new suit in Brazil as soon as possible.

In 2008 a Brazilian labor claim settlement for R$378,158 (R$387,839, approximately $175,049, as at June 30, 2013) was awarded against a BZI subsidiary in Brazil known as BW Mineração Ltda. (“BZI BW”). As BZI BW failed to pay the court ordered claim and the Brazilian labor court considered MSOL, MTL and BZI BW, to be an economic group, MSOL and MTL had funds taken directly from their Brazilian bank accounts by the court to settle the R$378,158 claim on BZI BW’s behalf. BZI subsequently agreed to repay the amount awarded by the court to MSOL and MTL. The BZI liability is denominated in Brazilian Reais in the amount of R$387,839, and bears interest at U.S. LIBOR payable quarterly. No payment of interest, accrued interest or principal has been made to date, nor has BZI confirmed a date when it intends to pay its debt outstanding. The Company is pursuing court action in the Merrimack Superior Court to obtain repayment in full.

27

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the TSX. As at August 6, 2013, the Company had 86,396,356 issued and outstanding common shares, as well as 1,744,028 stock options outstanding. In addition, the Company has convertible notes, which upon conversion, a maximum of 26,649,785 shares would be issued (see Note 10(c) and (d) to the annual consolidated financial statements for the year ended December 31, 2012).

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CORPORATE DIRECTORY
REGISTERED OFFICE
BOARD OF DIRECTORS
67 Yonge Street, Suite 1203
George M. Bee[2,4]	Toronto, ON M5E 1J8
Richard D. Falconer[1,3]Chairman	Canada
Frederick W. Hermann[3],4
Luis R. Miraglia[2,3]	AUDITORS
David M. Petroff
Edward V. Reeser[1,2]	KPMG LLP
Derrick H. Weyrauch[1,4]	Toronto, ON, Canada
Belo Horizonte, MG, Brazil
1. Audit Committee
2. Compensation Committee	LEGAL COUNSEL
3. Corporate Governance Committee
4. Health, Safety and Environmental Committee	Davies Ward Phillips & Vineberg LLP
Toronto, ON, Canada
OFFICERS	New York, NY, USA

David M. Petroff	Azevedo Sette Advogados
President and Chief Executive Officer	Belo Horizonte, MG, Brazil

T. Douglas Willock	BANKS
Chief Financial Officer
Bank of America
Gordon J. Babcock	Boston, MA, USA
Chief Operating Officer
HSBC
Marcela Rocha Barbosa de Castro	Toronto, ON, Canada
Vice President of Treasury Management
Royal Bank of Canada
Amira Abouali	Toronto, ON, Canada
General Counsel and Corporate Secretary
STOCK TRANSFER AGENT
PRINCIPAL EXECUTIVE OFFICE
Computershare Investor Services Inc.
67 Yonge Street, Suite 1203	100 University Avenue, 9th Floor
Toronto, ON M5E 1J8	Toronto, ON M5J 2Y1
Canada	Canada
Phone: 1 (800) 564-6253
Phone: (647) 494-5JAG (5524)	Fax: 1 (866) 249-7775
Fax: (647) 494-8885	Email: service@computershare.com
Website: www.jaguarmining.com
EXCHANGE LISTING
ADMINISTRATIVE OFFICES
TSX: “JAG”
Rua Levindo Lopes 323 - Funcionários
CEP 30140-170 - Belo Horizonte
Brazil

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